

November 1, 2011

Via E-mail
Mr. Tony Chung
Chief Financial Officer
Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Margarita, CA 92688

> **Re: Liquidmetal Technologies, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed April 5, 2011**
> **File No. 1-31332**

Dear Mr. Chung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 50

1.   We note you amended your Form 10-K for the fiscal year ended December 31, 2010. It appears you restated your financial statements and provided additional footnote disclosures, including note 2. Based on the restatement disclosures in note 2, please explain to us why the amounts in note 15 (formerly note 14) did not also change. In addition, in light of the restatement, please obtain an audit opinion that is either dual dated to reflect audit coverage of the restated amounts or that is dated as of the later date that covers the restated amounts as required by SAS AU Section 530.05. Please also

have the auditor revise their audit opinion to include an explanatory paragraph for the restatement as required by SAS AU Sections 508.11d and 18A or explain to us why such a paragraph is not required. Please amend your document to include the revised audit opinion. Please be sure to include updated certifications with your amendment.

General

2. Please remove/update the references to pre-codification accounting standards. In addition, please review your accounting policies for relevance. For instance, we note you disclose an accounting policy for goodwill, but we see no indication of goodwill on your balance sheet or any required goodwill disclosures. Similarly, we note a revenue recognition policy related to sales to the U.S. Government; however, we note no discussion of such sales in your financial statements or MD&A.

Consolidated Statements of Operations, page 52

3. It appears from your disclosures that you recognized a substantial amount of revenue in 2010 from a licensing agreement with Apple. Please provide separate disclosure on the face of your Statements of Operations of revenue generated from sales of goods and revenue generated from licensing activities. Please expand your revenue recognition accounting policy to address your recognition and measurement of revenue from licensing arrangements. Please provide us a summary of the significant terms, obligations, and future expectations related to this licensing agreement and explain to us your basis for recognizing the amount you received in revenue in 2010. In addition, please provide the disclosures required by ASC 280-10-50-42, including the actual amount or percentage of revenue attributable to your significant customer, and the disclosures required by ASC 810-10-50, in light of the VIE you formed.

4. We note you classified the recent legal settlement in other expenses; however, it is not clear to us why the settlement is not classified as an operating expense. Please advise or revise.

Note 17 – Segment Reporting and Geographic Information, page 74

5. We note disclosure, on page 75, indicating that you restated certain amounts for an error in your accounting for an embedded conversion feature relating to convertible notes. Your disclosure refers readers to Note 2 of your financial statements; however, we note no discussion of an error of this nature in Note 2. Please advise or revise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief